

Mail Stop 4720

May 15, 2017

Mr. W. Mark Tatterson
Executive Vice President and Chief Financial Officer
United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

> **Re: United Bankshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 002-86947**

Dear Mr. Tatterson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

2016 Compared to 2015

Loans, page 44

1. Due to the increase in acquired loans from recent acquisitions please revise in future filings to disclose detailed information on the amount of loans acquired and outstanding by loan type for each period presented.

Earnings Summary

Provision for Loan Losses, page 50

2. Due to the significant increase in acquired loans please revise in future filings to disclose the remaining credit marks outstanding for each period presented.

3. Please tell us and revise, in future filings, the tabular disclosures for nonperforming assets on page 51 to disclose information which enables the reader to more clearly understand the impact of acquired loans on the level of nonaccrual loans, loans contractually past due 90 days and accruing and restructured loans for each period presented.

4. We note the disclosure of the non-GAAP measure "Allowance for Loan Losses/Non-acquired Loans, net of unearned income." In determining this ratio, you have eliminated "acquired loans." Please tell us whether the amounts disclosed are representative of all of the remaining "acquired loans" at each respective reporting period or are they representative of the "acquired loans" which have a remaining credit mark.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452, or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Brach Chief
Office of Financial Services